UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 165th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 04th, 2024

1. DATE, TIME AND VENUE: On November 4th, 2024, at 12:00 p.m. (São Paulo local time), held remotely, as provided for in Article 47, first Paragraph of the Internal Rules of the Board of Directors and Advisory Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Rules. All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. Juan Carlos Ros Brugueras, Chairman of the Committee; Mr. José Maria Del Rey Osorio, Counselor and Mr. Alfredo Arahuetes García, Counselor. The Director of Corporate and Business Affairs of the Company, Mrs. Nathalia Pereira Leite, also attended the meeting as the Meeting Secretary.

3. PRESIDING BOARD: Juan Carlos Ros Brugueras – Chairman of the Meeting; Nathalia Pereira Leite – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the present members of the Committee unanimously decided as follows:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 165th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 04th, 2024

4.1. Proposal to Reduce the Company’s Capital Stock in the amount of R$ 2,000,000,000.00 (two billion reais). The proposal to reduce the Company's capital stock in the amount of R$2,000,000,000.00 (two billion reais), without the cancellation of shares and through the reimbursement to shareholders of part of the value of their shares (“Reduction”), was appreciated, according to Article 173 of Corporation Law, the Company’s capital stock will change from R$ 62,071,415,865.09 (sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$ 60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,652,588,360 shares, the number of shares and the percentage of shareholder’s participation in the Company’s share capital will remain unchanged. Article 5, caput of the Company's Bylaws, should be amended to reflect the aforementioned Reduction.

If approved by the extraordinary general meeting of shareholders, and after the Reduction becomes effective, i.e., after the expiration of the 60 (sixty) day period, according to Article 174 of the Corporation Law, the resources resulting from the Reduction will be paid in a single installment, until July 31st, 2025, on a date yet to be determined by the Company's Management. The payment will be made individually to each shareholder and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. - Brasil, Bolsa, Balcão and the bookkeeper institution of the Company's shares, as applicable.

It was made clear that the proposal for a Reduction in the capital stock was submitted to the Fiscal Board for its Opinion and will also be submitted to the Company’s Board of Directors for deliberation.

Taking into consideration the clarifications provided during the meeting, the Committee members, having analyzed the terms of the operation, unanimously decided to recommend to the Board of Directors the approval of the presented Reduction, with the consequent amendment of the Company’s Bylaws, to be deliberated at the extraordinary general meeting, in accordance with the Corporation Law.

5. CLOSING: There being no further business to be discussed, the Chairman of the Committee declared the meeting adjourned, and these minutes were drawn up.

São Paulo, November, 4th, 2024.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF 165th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 04th, 2024

_______________________________	_______________________________
Juan Carlos Ros Brugueras Chairman of the Audit and Control Committee	Alfredo Arahuetes García

_______________________________	____________________________________
José Maria Del Rey Osorio	Breno Rodrigo Pacheco de Oliveira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 5, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director